UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.1)*
OceanPal Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
Y6430L202
(CUSIP Number)
Attn: Ms. Margarita Veniou Pendelis 26, 175 64 Palaio Faliro Athens, Greece + 30-210-9485-360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6430L202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eleftherios Papatrifon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
159,154
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
159,154
10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

159,154
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.02%
14.	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2023 (the “Schedule 13D”) filed by the Reporting Person (as defined below) related to the shares of common stock, par value $0.01 per share (the “Shares”), of OceanPal Inc. (the “Issuer”).

This Amendment No. 1 is being filed to report a decrease in the percentage ownership of Shares that the Reporting Person may be deemed to beneficially own though its ownership of the Issuer’s Series C Preferred Stock and Series D Preferred Stock which may be converted into Shares of the Issuer at the Reporting Person’s option (subject to certain ownership restrictions contained in the Series C Preferred Stock and Series D Preferred Stock’s statements of designation, together the “Statements of Designation’) as a result of an (i) increase in the Conversion Price set forth in the Statements of Designation and (ii) an increase in the number of issued and outstanding Shares of the Issuer as a result of the exercise of certain private placement warrants since the date of the Schedule 13D. Due to the decrease in the percentage ownership of Shares, this Amendment No. 1 constitutes an exit filing for the Reporting Person.

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D relates to the Shares of the Issuer. The principal executive office and mailing address of the Issuer is Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Eleftherios Papatrifon (the “Reporting Person”), a citizen of Greece.

The principal business address for the Reporting Person is Pendelis 16, 17564 Palaio Faliro, Athens, Greece.

To the best of the Reporting Person’s knowledge, the Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no material changes to the Schedule 13D.

Item 4.	Purpose of Transaction.

There are no material changes to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of September 30, 2023, the Issuer had 3,798,742 Shares outstanding. Based on the foregoing, the Reporting Person reports beneficial ownership of the following Shares:

The Reporting Person is the record holder of (i) 202 shares of Series D Preferred Stock, convertible into an aggregate of 85,960 Shares, representing 2.17% of the Issuer’s issued and outstanding Shares and (ii) 172 shares of Series C Preferred Stock, convertible into an aggregate of 73,194 Shares, representing 1.85% of the Issuer’s issued and outstanding Shares. The Reporting Person has the sole power to vote or direct the vote of 159,154 Shares.

(c.) Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Person during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2023

(Date)

/s/ Eleftherios Papatrifon
Eleftherios Papatrifon

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).